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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones & Co., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 900
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robbi J. Jones — (713) 353-4688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward R. Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland, Suite 508	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbi J. Jones _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones & Co., Ltd. _____ , as of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOZY CRYER
Notary Public, State of Texas
Comm. Expires 02-26-2018
Notary ID 794180

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Jones & Co., Ltd.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Independent Auditors Report
Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 28, 2017

Ms. Robbi J. Jones, President
Kipling Jones & Co., Ltd.
440 Louisiana Street, Suite 900
Houston, Texas 77002

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Kipling Jones & Co, LTD as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Kipling Jones & Co, LTD management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co, LTD as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Kipling Jones & Co, LTD financial statements. Supplemental Information is the responsibility of Kipling Jones & Co, LTD 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 28, 2017

Kipling Jones & Co., Ltd.
<u>Financial Statements</u>
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS				
Cash				$ 248,899
Certificates of Deposit				$ 106,902
Clearing Deposit				$ 20
Receivables				$ -
Prepaid Expenses				$ 900
Deposits				$ 4,000
				$ 360,721
LIABILITIES & OWNERS' EQUITY				
Accounts Payable				$ 29,867
Total Liabilities				$ 29,867
Partner's Capital				$ 330,854
				$ 360,721

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
<u>Financial Statements</u>
Statement of Operations
As of and for the Year-Ended December 31, 2016

Revenues:				
Municipal Income				$ -
Advisory Fees				$ 614,137
Services				$ -
Other Income				$ 839,026
Total Revenues				**$ 1,453,162**
Expenses:				
Compensation and Related Costs				$ 303,443
Travel				$ 81,512
Occupancy and Equipment				$ 65,869
Communications				$ 6,995
Clearing Charges				$ -
Regulatory Fees				$ 18,443
Professional Fees				$ 943,008
Other Expenses				$ 23,283.58
Total Expenses				**$ 1,442,553**
Net Income				**$ 10,609**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

Kipling Jones & Co., Ltd					
Statement of Cash Flows					
For the Year Ended December 31, 2016					
Cash Flows from Operating Activties					**2016**
Net Income (Loss)				$	10,609
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating Activities:					
Prior Period Adjustment				$	-
Decrease (Increase) in Operating Assets:					
Accounts Receivable				$	-
Other				$	900
Operating Liabilities:					
Accounts Payable				$	(29,867)
Accrued Liabilities				$	-
Total Adjustments				$	(28,967)
Net Cash provided (used) by Operating Activites				**$**	**(18,358)**
Cash Flows from Investing Activities					
Net Cash provided (used) by Investing Activites				$	-
Cash Flows from Financing Activities					
Partners' Contributions				$	-
Partners' Withdrawals				$	-
Net Cash provided (used) by Financing Activites				**$**	**-**
Increase (decrease) in Cash and Cash Equivalents				**$**	**(18,358)**
Cash and Cash Equivalents, beginning of year				**$**	**159,202**
Cash and Cash Equivalents, end of year				**$**	**140,844**

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
<u>Financial Statements</u>
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2016	$ 17,887	$(128,036)	$ 430,394	$ 320,245
Partners' Contribution	$ -	$ -	$ -	$ -
End of Year Adjustments	$ -	$ -	$ -	$ -
Net Income (Loss)	$ 106	$ 9,548	$ 955	$ 10,609
Balance at December 31, 2016	$ 17,993	$(118,488)	$ 431,349	$ 330,854

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

N/A

Kipling Jones & Co., Ltd.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

Note 1   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Kipling Jones & Co., Ltd (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with eth Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Financial Advisory and Municipal Underwriting Services to public institutions located throughout the United States.

The Partnership operates pursuant to Section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provision of that Rule. The Partnership does not hold customer funds or securities, but as an Introducing Broker/Dealer, and will clear all transactions on behalf of customers on a fully-disclosed basis through a clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing Broker/Dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Partnership is currently is negotiation with a new clearing firm.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Kipling Jones & Co., Ltd. has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017 which is the date the financial statements were available to be issued. Based upon this review, Kipling Jones & Co. has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2   <u>Significant Accounting Policies:</u>

<u>Basis of Accounting:</u>

The preparation of financial statements in conformity with US Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.

<u>Fair Value of Financial Instruments:</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Cash Equivalents:</u>

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

<u>Revenue Recognition:</u>

The partnership records municipal underwriting income and advisory fees when earned under the respective agreements at closing. Security transactions and the related commission revenue and expense are recorded at trade date basis.

<u>Property and Equipment:</u>

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five years.

<u>Income Taxes:</u>

Taxable income (loss) of the Partnership is included in the income tax returns of the partners; therefore no provision for federal income taxes has been made in the accompanying financial instruments.

Note 3: -   <u>Net Capital Requirements:</u>

The partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Partnership's had net capital and net capital requirements of $255,929 and $100,000 respectfully.   The Partnership's net ratio to aggregate indebtedness was 12.

Note 4:   **Possession or Control:**

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedure followed in adhering to the exemptive provision of (SEC) Rule 15c3-(k)(2)(ii).

Note 5:   **Property and Equipment:**

Property and equipment consists of equipment at a cost of $1,500, less depreciation of $1,500.

Note 6:   **Office Leases:**

The Partnership leases office space under three operating leases on a month to month basis. Office rent expense for the year was $41,137 and is reflected in the accompanying Statement of Income as Occupancy and Equipment Costs.

Note 7:   **Reserve - Off Balance-Sheet Risk:**

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing Broker/Dealer. The clearing Broker/Dealer carries all the accounts of the customers of the Partnership and is responsible for execution, collection of payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing Broker/Dealer may charge any loses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing Broker/Dealer.

Note 8:   **Contingencies:**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 330,854
Non-Allowable Assets		
XX	$ (74,740)	
XX	xxx	
XX	xxx	
Total Non-Allowable Assets		$ (74,740)
Haircuts on Securities Positions		
Securities Haircuts	$ (185)	
Undue Concentration Charges	xxx	
Total Haircuts on Securities Positions		$ (185)
Net Allowable Capital		$ 255,929

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	100,000
Net Capital Requirement	100,000
Excess Net Capital	155,929

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 29,867
Percentage of Aggregate Indebtedness to Net Capital	12%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 255,929
Adjustments	
Increase (Decrease) in Equity	00
(Increase) Decrease in Non-Allowable Assets	00
(Increase) Decrease in Securities Haircuts	00
Net Capital per Audit	$ 255,929
Reconciled Difference	$ 00

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $255,929 which was $155,929 in excess its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was 12%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

<u>**Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**</u>



February 8th, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) for FYE December 31, 2016

Dear Mr. Richardson:

To the best of its knowledge and belief, Kipling Jones & Co., Ltd states the following:

1. Kipling Jones & Co., Ltd claimed an exemption under the provision of § 240.15c3-3 (k)(2)(ii).

2. Kipling Jones & Co., Ltd. met the identified exemption provision in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Robbi J. Jones, the president of Kipling Jones & Co, Ltd. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Robbi J. Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Kipling Jones & Co, Ltd.'s compliance with these exemptions.

Very truly yours,

Robbi J. Jones
President
Kipling Jones & Co, Ltd.

Kipling Jones & Co., Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

<u>Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Kipling Jones & Co, LTD
440 Louisiana Street
Suite 900
Houston, TX 77002 - 4403

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Kipling Jones & Co, LTD identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kipling Jones & Co, LTD claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Kipling Jones & Co, LTD stated that Kipling Jones & Co, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Kipling Jones & Co, LTD's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kipling Jones & Co, LTD   compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

February 10, 2017

Kipling Jones & Co, LTD
1200 Smith St,
Suite 1600
Houston, TX 77002 - 4403

In accordance with Rule 17a-5c(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Kipling Jones & Co, LTD. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Kipling Jones & Co, LTD, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Kipling Jones & Co, LTD.'s management is responsible for Kipling Jones & Co, LTD compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is $3,632.91.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Kipling Jones & Co, LTD.had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA